UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

14161W105

(CUSIP Number)

CLIFFORD SOSIN

CAS INVESTMENT PARTNERS, LLC

575 Lexington Avenue, Suite 12-101

New York, NY 10022

(212) 804-7660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CAS INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,023,676
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,023,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,023,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,060,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,060,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CSWR Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,963,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,963,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,963,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

sosin llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,023,676
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,023,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,023,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

Clifford Sosin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,023,676
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,023,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,023,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 14161W105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. This Amendment No. 2 was triggered solely due to a change in the number of outstanding Shares of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Sosin Master and CSWR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,060,506 Shares directly beneficially owned by Sosin Master is approximately $162,767,348, including brokerage commissions. The aggregate purchase price of the 1,963,170 Shares directly beneficially owned by CSWR is approximately $64,442,344, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,109,102 Shares outstanding, which is the total number of Shares outstanding as of February 29, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2024.

A.	Sosin Master

(a)	As of the close of business on March 18, 2024, Sosin Master directly beneficially owned 4,060,506 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,060,506
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,060,506

(c)	The transactions in the Shares by Sosin Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	CSWR

(a)	As of the close of business on March 18, 2024, CSWR directly beneficially owned 1,963,170 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,963,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,963,170

(c)	The transactions in the Shares by CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	CAS Investment

(a)	As the investment manager of Sosin Master and CSWR, CAS Investment may be deemed the beneficial owner of the (i) 4,060,506 Shares owned by Sosin Master and (ii) 1,963,170 Shares owned CSWR.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,023,676
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,023,676

(c)	CAS Investment has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Sosin LLC

(a)	Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 4,060,506 Shares owned by Sosin Master and (ii) 1,963,170 Shares owned CSWR.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,023,676
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,023,676

(c)	Sosin LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Sosin

(a)	Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 4,060,506 Shares owned by Sosin Master and (ii) 1,963,170 Shares owned CSWR.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,023,676
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,023,676

(c)	Mr. Sosin has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

6

CUSIP No. 14161W105

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

CAS INVESTMENT PARTNERS, LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member

SOSIN MASTER, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP

CSWR PARTNERS, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

SOSIN LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP and CSWR Partners, LP

CLIFFORD SOSIN

/s/ Clifford Sosin

7

CUSIP No. 14161W105

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SOSIN MASTER, LP

Purchase of Common Stock	206,310	13.7118	03/15/2024
Purchase of Common Stock	231,650	13.3991	03/18/2024

CSWR PARTNERS, LP

Purchase of Common Stock	105,405	13.7118	03/15/2024
Purchase of Common Stock	118,350	13.3991	03/18/2024